SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 1, 2008
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Report on Form 6-K dated August 1, 2008, contains a quarterly report of Infineon Technologies AG for the Company’s third quarter of the 2008 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2008

i

Interim Group Management Report (Unaudited)

This interim group management report should be read in conjunction with our condensed consolidated financial statements and other financial information included elsewhere in this report.

This interim group management report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

The following were key developments in our business during the nine months ended June 30, 2008:

Corporate Activities

•	With plans for the ultimate disposal and resulting deconsolidation of Qimonda AG (“Qimonda”), the assets and liabilities of Qimonda are classified as “held for disposal” in our condensed consolidated balance sheets for all periods presented. Following this reclassification, Qimonda has been re-measured to its estimated current fair value less costs to sell, resulting in a write-down of €1,004 million in the second quarter of fiscal year 2008 and an additional €411 million in the third quarter of fiscal year 2008, which were recorded in “Income (loss) from discontinued operations, net of tax”. With this reclassification, the individual line items in our condensed consolidated statements of operations, including “net sales”, reflect our continuing operations without Qimonda for all periods presented. All results relating to Qimonda are reported in the line item “Income (loss) from discontinued operations, net of tax” for all periods presented. In addition, the definition of EBIT excludes Qimonda, and is now being referred to as “Infineon EBIT”. Furthermore, earnings per share as well as the statements of cash flows differentiate between “continuing” and “discontinued” operations for all periods presented.

•	In October 2007, we completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €321 million ($450 million) plus a contingent performance-based payment of up to $50 million, in order to further strengthen our activities in the field of communications. The mobility products business designs semiconductors and software for cellular telephone handsets.

•	In November 2007, we closed a joint venture agreement with Siemens AG (“Siemens”), whereby we contributed all assets and liabilities of our high power bipolar business into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar. We realized a gain of €27 million from the sale.

•	On April 25, 2008, we closed the sale of our hard disk drive (“HDD”) business to LSI for cash consideration of €60 million ($95 million). The HDD business designs, manufactures and markets semiconductors for HDD devices. We transferred our complete HDD activities, including customer relations as well as know-how to LSI, and we granted LSI a license for intellectual property. The transaction did not encompass the sale of significant assets or transfer of employees. We realized a gain of €41 million for the sale of the HDD business.

•	On April 28, 2008, we acquired Primarion, Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million, in order to further strengthen our activities in the field of power management applications. Primarion is among the leaders in designing, manufacturing and marketing digital power ICs for computing, graphics and communication applications.

•	In December 2007, our Supervisory Board appointed Dr. Marco Schröter as Chief Financial Officer and Labor Director. Dr. Marco Schröter took office on April 1, 2008, succeeding Peter J. Fischl, who retired.

•	On June 1, 2008, Dr. Wolfgang Ziebart resigned from his position as our company’s Chief Executive Officer. Peter Bauer, Member of our Management Board assumed the company’s Chief Executive Officer position.

•	During the three months ended June 30, 2008, we repurchased a notional amount of €100 million of convertible subordinated notes due 2010. The transaction resulted in a net gain of €2 million before tax, which was recognized in interest expense, net during the three months ended June 30, 2008. The repurchase was made out of available cash.

•	Addressing rising risks in the current market environment, adverse currency trends as well as below benchmark margins, we implemented our cost-reduction program “IFX 10+” in the third quarter of the 2008 fiscal year. From the third quarter of the 2008 fiscal year to the fourth quarter of the 2009 fiscal year, assuming a continuation of current market conditions and an exchange rate of U.S. dollar 1.55 against the Euro, IFX 10+ is expected to yield at least €200 million of annualized savings. To achieve those cost savings, measures have been defined in the following areas:

—	Product portfolio management to eliminate unprofitable or insufficiently profitable product families and to increase efficiency in Research & Development (R&D);

—	Reduction of manufacturing costs and optimization of the value chain;

—	Improved efficiency of processes and tasks in the fields of G&A, R&D and marketing & sales; and

—	Re-organization of the company’s structure along its target markets. Effective October 1, 2008, we will be organized into five divisions: Automotive, Chipcard & Security, Industrial & Multimarket, Wireline Communications and Wireless Solutions.

Taking into account the levels of risk in the current market conditions, the adverse foreign exchange rate development and the requirements of the re-organization of the company, headcount reductions will be inevitable. We must adapt our size to today’s market conditions. It will be necessary to reduce headcount by a gross figure of approximately 3,000 employees. This figure refers to all sites, functions and levels across the company.

Financial Results

•	For the third quarter of the 2008 fiscal year, net sales were €1,029 million, a decrease of €20 million or 2 percent from €1,049 million in the previous quarter, and an increase of €18 million or 2 percent from €1,011 million in the same quarter last year. In the nine months ended June 30, 2008, net sales increased year-on-year by 7 percent from €2,947 million to €3,168 million.

•	Infineon EBIT in the third quarter of fiscal year 2008 was €71 million, compared to €13 million for the same quarter last year and €36 million in the previous quarter. Infineon EBIT improved significantly from negative €23 million to €172 million in the nine months ended June 30, 2007 and 2008, respectively.

•	For the third quarter of the 2008 fiscal year, we reported a net loss of €592 million, and basic and diluted loss per share of €0.79, compared to a net loss of €197 million and basic and diluted loss per share of €0.26 in the same quarter last year. For the nine months ended June 30, 2008, we realized a net loss of €2,359 million and basic and diluted loss per share of €3.15, compared to a net loss of €88 million and basic and diluted loss per share of €0.12 in the nine months ended June 30, 2007.

•	Our net cash provided by operating activities from continuing operations was €270 million for the nine months ended June 30, 2008, improving from net cash used in operating activities from continuing operations of €66 million in the nine months ended June 30, 2007.

Product and Technology Developments

•	We achieved a design win at Volkswagen AG (“Volkswagen”) for our 16-bit microcontroller for use in automotive body and convenience electronics. Volkswagen will use the XC2200 family microcontroller starting with model year 2009 cars that are based on the Golf platform, to provide greater gateway capabilities in automobile body and convenience electronics and to support the increasing networking and communication requirements between individual automotive subsystems.

•	Focusing on energy efficiency, we developed our HybridPACK 1 power module solution for automotive hybrid applications. We recently had a design win for a mild hybrid platform with our HybridPACK 1 at a major car manufacturer. In addition, we had design wins for our automotive power modules (HEV) used to power hybrid electric vehicles at the fifth largest Chinese and at a major European car manufacturer. We support this activity with our full range of competency comprising power semiconductors (IGBTs), sensors and microcontrollers.

•	The Korean mobile phone manufacturer Samsung Electronics, Inc., (“Samsung”) chose our HSDPA platform XMMtm6080 for its new family of HEDGE mobile handsets. We have already started volume shipments of our HSDPA platform. Furthermore, we introduced a new generation 3G platform family. The new XMM61xx platform family addresses all major 3G market segments from cost efficient HSDPA to high-end HSUPA phones.

•	We further extended our leading position in single-chip solutions for mobile phones by sampling our 65-nanometer GSM/GPRS single-chip solution X-GOLDtm113 and EDGE single-chip solution X-GOLDtm213 in February 2008. Both chips integrate the baseband, RF transceiver, power management unit, and FM radio in one single die.

Net Sales by Segment

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	752	712	2,203	2,196
Communication Solutions	259	313	733	971
Other Operating Segments (1)	54	15	174	92
Corporate and Eliminations (2)	(54)	(11)	(163)	(91)

Total	1,011	1,029	2,947	3,168

(1)	Includes sales of €47 million and €8 million for the three months ended June 30, 2007 and 2008, respectively, and of €146 million and €78 million for the nine months ended June 30, 2007 and 2008, respectively, from sales of wafers from our 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(2)	Includes the elimination of sales of €57 million and €9 million for the three months ended June 30, 2007 and 2008, respectively, and of €166 million and €87 million for the nine months ended June 30, 2007 and 2008, respectively, primarily in connection with sales of wafers from our 200-millimeter facility in Dresden to Qimonda under a foundry agreement, since these sales are not expected to be part of the Qimonda disposal plan.

Automotive, Industrial & Multimarket

In the third quarter of the 2008 fiscal year, the Automotive, Industrial & Multimarket segment reported sales of €712 million, down 4 percent sequentially and 5 percent year-on-year. The sequential decline was mostly due to the impact of the weakening U.S. dollar, the weak U.S. automotive business and the sale of the HDD business, effective April 25, 2008. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and acquisitions and divestitures, net sales of the segment decreased 1 percent sequentially and rose 5 percent year-on-year. Results in the Automotive business decreased compared to the prior quarter as ongoing weakness in demand from U.S. car manufacturers could not be offset by continued solid demand in the European and Asian markets. In the Industrial & Multimarket business, net sales were relatively flat compared to the last quarter, despite a more moderate environment in the consumer, computing and telecom markets. Demand for high-power products remained strong. The results of the Security & ASICs business decreased compared to the second quarter, as anticipated, mostly due to the expected normalization in demand for chip card ICs as well as the sale of the HDD business following its sale to LSI.

In the nine months ended June 30, 2008, the Automotive, Industrial & Multimarket segment reported net sales of €2,196 million, a decrease of €7 million compared to the nine months ended June 30, 2007. Excluding the effects of the divestiture of the Polymer Optical Fiber (“POF”) business, the sale of part of our interest in the high-power bipolar business, the sale of the HDD business and the weakening U.S. dollar, segment net sales increased by 10 percent.

Communication Solutions

In the third quarter of the 2008 fiscal year, net sales in the Communication Solutions segment were €313 million, up 4 percent compared to the prior quarter and up 21 percent year-on-year. Excluding the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, and the contributions from the mobility products business acquired from LSI and the DSL Customer Premises Equipment (“CPE”) activities acquired from Texas Instruments Inc. (“TI”), net sales of the segment increased 8 percent sequentially and 9 percent year-on-year. In the wireless business, net sales increased compared to the second quarter, mainly due to the ramp-up of the HSDPA mobile phone platform. Results in the broadband business increased slightly, driven by the infrastructure business.

In the first nine months of the 2008 fiscal year, net sales strongly increased by 32 percent compared with the first nine months of fiscal year 2007, mainly driven by the wireless business, resulting from a strong increase in mobile phone platform shipments and the consolidation of the mobility products business acquired from LSI. Net sales in the wireline business increased slightly mainly due to the consolidation of the DSL CPE business acquired from TI and despite negative currency effects.

Other Operating Segments and Corporate and Eliminations

Net Sales in Other Operating Segments for the three and nine months ended June 30, 2007 and 2008 principally reflected sales of wafers from our 200-millimeter facility in Dresden to Qimonda under a foundry agreement, which are eliminated in the Corporate and Eliminations segment. On November 30, 2007, Qimonda cancelled its foundry agreement, effective March 1, 2008, which is primarily responsible for the sales decrease year-on-year.

Net Sales by Region

The following is a summary of net sales by region:

	Three months ended				Nine months ended
	June 30,				June 30,
	2007		2008		2007		2008
	(€ in millions, except percentages)

Net sales:
Germany	220	22%	217	21%	672	23%	677	21%
Other Europe	220	22%	205	20%	663	22%	614	19%
North America	143	14%	122	12%	404	14%	404	13%
Asia/Pacific	357	35%	422	41%	1,013	35%	1,270	40%
Japan	57	6%	43	4%	157	5%	147	5%
Other	14	1%	20	2%	38	1%	56	2%

Total	1,011	100%	1,029	100%	2,947	100%	3,168	100%

For the three and nine months ended June 30, 2008, the composition of sales by region did not significantly change compared to the three and nine months ended June 30, 2007. The absolute and relative increases in the share of net sales in Asia/Pacific during the three and nine months ended June 30, 2008, compared to the same periods last fiscal year were mainly due to the acquisition of the mobility products business from LSI and higher shipments of mobile phone platform solutions to customers in Asia/Pacific in our Communication Solutions segment.

Cost of Goods Sold and Gross Profit

The following table sets forth our cost of goods sold and gross profit for the periods indicated.

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions, except percentages)

Cost of goods sold	676	666	1,981	2,048
% of net sales	67%	65%	67%	65%
Gross Profit	335	363	966	1,120

The improvement in cost of goods sold as a percentage of net sales for the three and nine months ended June 30, 2008 is primarily due to productivity increases and changes in product-mix.

Research and Development (“R&D”) Expenses

Our R&D expenses for the periods indicated were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions, except percentages)

R&D expenses	196	181	577	568
% of net sales	19%	18%	20%	18%

In the first nine months of the 2008 fiscal year our R&D expenses decreased by €9 million compared to the same period in the prior fiscal year, mainly due to savings resulting from the implementation of cost reduction measures and government grants, partly offset by in-process R&D of €14 million acquired in connection with the mobility products business of LSI, which was expensed during in the first quarter of the 2008 fiscal year.

Selling, General and Administrative (“SG&A”) Expenses

The following table sets forth our SG&A expenses for the periods indicated.

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions, except percentages)

SG&A expenses	124	145	365	418
% of net sales	12%	14%	12%	13%

SG&A expenses as a percentage of net sales remained relatively unchanged for the three and nine months ended June 30, 2008, compared to the three and nine months ended June 30, 2007.

Other Items Affecting Earnings

During the 2007 fiscal year, restructuring measures were initiated, mainly as a result of the insolvency of one of our largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. These restructuring measures resulted in restructuring charges of €20 million and €42 million for the three and nine months ended June 30, 2007. During the three and nine months ended June 30, 2008, restructuring charges of €2 million and €11 million, respectively, were recognized as a result of cost reduction initiatives.

Other operating income, net for the nine months ended June 30, 2008 was €75 million compared to €22 million for the nine months ended June 30, 2007. The increase related primarily to gains of €27 million and €41 million that resulted from the sale of an interest in our high-power bipolar business and the sale of our HDD business to LSI, respectively. Other operating income, net for the nine months ended June 30, 2007 included a gain of €17 million resulting from the sale of our POF business, based in Regensburg, Germany, to Avago Technologies Ltd.

Earnings Before Interest and Taxes (EBIT)

EBIT of our segments was as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

EBIT:
Automotive, Industrial & Multimarket	77	106	189	268
Communication Solutions	(37)	(30)	(151)	(70)
Other Operating Segments	(2)	1	(10)	(3)
Corporate and Eliminations	(25)	(6)	(51)	(23)

Infineon EBIT	13	71	(23)	172

Infineon EBIT reflects the combined effects of the following developments of our operating segments:

•	Automotive, Industrial & Multimarket — Segment EBIT for the three months ended June 30, 2008 was €106 million compared to €69 million in the previous quarter and €77 million in the third quarter of the 2007 fiscal year. Included in the EBIT for this segment for the third quarter of the 2008 fiscal year was a net gain of €43 million, primarily resulting from the sale of the HDD business to LSI. Net gains and charges included in the EBIT of this segment for the second quarter were negligible. Segment EBIT for the third quarter of the 2007 fiscal year included a net gain of €17 million from the sale of our POF business. Segment EBIT for the nine months ended June 30, 2008 was €268 million compared to €189 million in the same period in the prior fiscal year. Included in Segment EBIT for the first nine months of the 2008 fiscal year was a gain of €27 million from the sale of part of our interest in the high-power bipolar business and a gain of €41 million from the sale of our HDD business. Segment EBIT for the nine months ended June 30, 2007 included a gain of €17 million from the sale of our POF business. Excluding these gains resulting from sales of businesses, Segment EBIT margin improved from 8 percent to 9 percent for the first nine months of the 2007 and 2008 fiscal years, respectively. This increase mainly resulted from changes in product mix.

•	Communication Solutions — Segment EBIT for the third quarter of the 2008 fiscal year was negative €30 million, compared to negative €29 million in the prior quarter and negative €37 million for the third quarter of fiscal year 2007. Despite the positive effect of the sales increase, EBIT of the segment was negatively affected by customization expenses relating to the ramp of new mobile phone platforms. EBIT of the segment for the second and third quarter of the 2008 fiscal year contained no significant net gains or charges in either quarter. Included in this segment’s EBIT for the third quarter was amortization of acquired intangible assets of €7 million relating mainly to the mobility products business acquired from LSI, compared to €5 million in the second quarter of the 2008 fiscal year. Segment EBIT for the nine months ended June 30, 2008 improved to negative €70 million from negative €151 million in the nine months ended June 30, 2007, driven primarily by an increase in net sales and despite the negative impact from currency fluctuations between the U.S. dollar and the Euro. Segment EBIT in the nine months ended June 30, 2008 included a write-off of €14 million of acquired in-process R&D in connection with the acquisition of the mobility products business of LSI, while net gains and net charges for the nine months ended June 30, 2007 were negligible.

•	Other Operating Segments and Corporate and Eliminations — Combined, Segment EBIT in the three and nine months ended June 30, 2008 was negative €5 million and negative €26 million, respectively, compared to negative €27 million and negative €61 million in the three and nine months ended June 30, 2007, respectively. For the three months ended June 30, 2007 and 2008, Corporate and Eliminations included unallocated excess capacity costs of €2 million and €9 million, respectively, restructuring charges of €20 million and €2 million, respectively, and stock-based compensation expense of €3 million and €1 million, respectively. For the nine months ended June 30, 2007 and 2008, Corporate and Eliminations included unallocated excess capacity costs of €5 million and €9 million, respectively, restructuring charges of €42 million and €11 million, respectively, and stock-based compensation expense of €9 million and €4 million, respectively.

Infineon EBIT

Infineon EBIT is determined as follows from the condensed consolidated statements of operations:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
		(€ in millions)

Net loss	(197)	(592)	(88)	(2,359)
Adjust:
(Income) loss from discontinued operations, net of tax	187	637	(12)	2,468
Income tax expense	11	14	44	35
Interest expense, net	12	12	33	28

Infineon EBIT	13	71	(23)	172

Infineon EBIT in the three and nine months ended June 30, 2008 included net gains of €41 million and €44 million, respectively, compared to net charges of €3 million and €34 million in the three and nine months ended June 30, 2007, respectively.

Net gains (charges) recognized in operating segments for the periods indicated were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Impairments, restructuring and other related closure costs	(20)	(2)	(73)	(13)
In-process research and development write-offs	—	—	—	(14)
Net gains on sales of assets, businesses, or interests in subsidiaries	17	43	18	71
Other (1)	—	—	21	—

Net (charges) gains	(3)	41	(34)	44

(1)	Includes primarily a revision to accrued personnel costs totaling €25 million in the nine months ended June 30, 2007.

Income (loss) from Discontinued Operations, Net of Tax

Following the reclassification of Qimonda as held for disposal, we recorded a write-down of €1,004 million during the three months ended March 31, 2008, and a further write-down of €411 million during the three months ended June 30, 2008 in order to reduce Qimonda to its estimated current fair value less costs to sell. This write-down was recorded in loss from discontinued operations, net of tax. Additionally, income (loss) from discontinued operations, net of tax for the three and nine months ended June 30, 2007 and 2008, included our share in Qimonda’s net income (loss).

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations, net of tax, consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Net sales	740	384	2,897	1,309
Costs and expenses	(1,031)	(568)	(2,885)	(2,302)
Loss on measurement to fair value less costs to sell	—	(411)	—	(1,415)

Income (loss) from discontinued operations, before tax	(291)	(595)	12	(2,408)

Income tax expense	104	(42)	—	(60)

Income (loss) from discontinued operations, net of tax	(187)	(637)	12	(2,468)

Our beneficial ownership interest in Qimonda as of June 30, 2008 was 77.5 percent.

Financial Condition

	As of
	September 30,	June 30,
	2007	2008	Change
	(€ in millions, except percentages)

Current assets	8,491	5,382	(37)%
thereof: Assets held for disposal	5,653	2,958	(48)%
Non-current assets	2,318	2,361	2%

Total assets	10,809	7,743	(28)%

Current liabilities	3,473	3,358	(3)%
thereof: Liabilities held for disposal	1,898	2,049	8%
Non-current liabilities	1,389	1,277	(8)%

Total liabilities	4,862	4,635	(5)%

Minority Interests	1,033	649	(37)%

Shareholders’ equity	4,914	2,459	(50)%

As of June 30, 2008, our total assets decreased in comparison to September 30, 2007 by €3,066 million, due to a decrease in current assets of 37 percent, or €3,109 million. This decrease primarily related to a decrease in assets held for disposal of €2,695, of which €1,415 million was due to the write-down of Qimonda. The remaining decrease in assets held for disposal primarily relates to changes at Qimonda. Additionally, our gross cash position, representing cash and cash equivalents and marketable securities from continuing operations, decreased from €1,283 million as of September 30, 2007 by €423 million to €860 million as of June 30, 2008 compared with September 30, 2007. This decrease is primarily due to cash used for the acquisition of the mobility products business of LSI and Primarion, the repurchase of convertible subordinated notes due 2010 with a notional amount of €100 million and repayments of short-term bank loans, which was partly offset by the proceeds from a part of our interest in the high-power bipolar business and the sale of our HDD business.

The decrease in current assets was partly offset by an increase in non-current assets during the nine months ended June 30, 2008 of €43 million. This increase primarily related to an increase of €278 million in intangible assets, net, mainly from additions to intangible assets and goodwill from the acquisitions of the mobility products business of LSI and Primarion. This increase was substantially offset by decreases in property, plant and equipment, lower deferred tax assets and lower other assets during the nine months ended June 30, 2008.

As of June 30, 2008, current liabilities decreased by €115 million compared to September 30, 2007, mainly due to lower trade accounts payable, lower short-term debt, and a decrease in accrued liabilities. Trade accounts payable decreased by €131 million primarily as a result of lower capital expenditures, while the reduction of €67 million in our short-term debt was due to repayments made during the period. Accrued liabilities decreased by €50 million mainly due to lower accrued personnel costs. These decreases were partly offset by increases in liabilities held for disposal of €151 million, mainly resulting from changes within Qimonda.

Non-current liabilities decreased by €112 million during the nine months ended June 30, 2008, primarily due to a repurchase of convertible subordinated notes due 2010 with a notional amount of €100 million.

Liquidity

	Nine months ended
	June 30,
	2007	2008
	(€ in millions)

Net cash (used in) provided by operating activities from continuing operations	(66)	270
Net cash used in investing activities from continuing operations	(27)	(722)
Net cash used in financing activities from continuing operations	(320)	(211)
Net decrease in cash and cash equivalents from discontinued operations	(298)	(222)

Net decrease in cash and cash equivalents	(711)	(885)

Effect of foreign exchange rate changes on cash and cash equivalents	(22)	(17)
Depreciation and amortization from continuing operations	464	410
Purchases of property, plant and equipment from continuing operations	(331)	(227)

Cash provided by operating activities from continuing operations was €270 million during the nine months ended June 30, 2008, and resulted primarily from net income from continuing operations of €109 million, which is net of non-cash charges for depreciation and amortization of €410 million and a €14 million charge for in-process R&D acquired from LSI. Also included in net income from continuing operations were gains on sales of businesses of €68 million. Cash provided by operating activities from continuing operations was negatively impacted by the changes in operating assets and liabilities of €228 million, primarily resulting from a decrease in trade accounts payable and an increase in inventories.

Net cash used in investing activities from continuing operations increased to €722 million during the nine months ended June 30, 2008, from €27 million in the nine months ended June 30, 2007. This increase was mainly due to higher net purchases of marketable securities of €511 million and cash payments of €353 million for the acquisition of the mobility products business of LSI and Primarion. These cash outflows were partially offset by lower net purchases of property, plant and equipment of €104 million, and higher proceeds from the sale of businesses and interests in subsidiaries of €71 million resulting from the sale of part of our interest in the high-power bipolar business and our HDD business.

Net cash used in financing activities from continuing operations decreased by €109 million to €211 million in the nine months ended June 30, 2008, compared to the nine months ended June 30, 2007. During the nine months ended June 30, 2007, principal repayments of long-term debt amounted to €703 million, and related primarily to the repayment of convertible notes due in 2007. During the nine months ended June 30, 2007, we also received repayments from related parties of €345 million due to Qimonda’s repayment of an intercompany loan. During the nine months ended June 30, 2008, we made repayments of short-term and long-term debt of €232 million, of which €98 million related to the repurchase of convertible subordinated notes due 2010 with a notional amount of €100 million. We also made dividend payments to minority interest holders of €80 million, which were partly offset by proceeds from issuance of long-term debt of €109 million.

Free cash flow from continuing operations, representing cash flows from operating and investing activities from continuing operations excluding purchases or sales of marketable securities, was negative €206 million for the nine months ended June 30, 2008, an improvement from negative €358 million for the nine months ended June 30, 2007, primarily due to increased net cash provided by operating activities from continuing operations of €336 million, partly offset by higher net cash used in investing activities from continuing operations excluding purchases of marketable securities.

Our gross cash position from continuing operations as of June 30, 2008, representing cash and cash equivalents and marketable securities, decreased to €860 million from €1,283 million as of September 30, 2007. Our net cash position from continuing operations as of June 30, 2008, defined as gross cash position less short- and long-term debt, was negative €407 million, compared with negative €126 million as of September 30, 2007.

Employees

The following table indicates the composition of our workforce by function and region at the dates shown.

	As of
	September 30,	June 30,
	2007	2008	Change
	(€ in millions, except percentages)

Function:
Production	20,376	19,483	(4)%
Research & Development	5,833	6,311	8%
Sales & Marketing	1,832	1,957	7%
Administrative	1,557	1,605	3%

Infineon	29,598	29,356	(1)%

Qimonda	13,481	12,806	(5)%

Total	43,079	42,162	(2)%

Region:
Germany	10,151	10,099	(1)%
Europe	5,564	5,217	(6)%
North America	581	861	48%
Asia-Pacific	13,145	13,016	(1)%
Japan	157	163	4%

Infineon	29,598	29,356	(1)%

Qimonda	13,481	12,806	(5)%

Total	43,079	42,162	(2)%

Our workforce did not change significantly from September 30, 2007 to June 30, 2008. The increase of 48 percent in North America primarily relates to employees that joined us as a result of the acquisition of the mobility products business of LSI.

Outlook

Industry Environment and Outlook

In the third quarter of the 2008 fiscal year, the world economy continued to face considerable headwind. The ongoing insecurity on the financial markets, the negative asset effects of declining housing and stock markets, high inflation as well as the recent strong hikes in oil prices increased downward risks and are likely to continue to weaken economic conditions in the coming quarters. Through the spring of 2008, however, the world economic growth remained relatively robust. Thanks to massive monetary and fiscal incentive, even the United States has thus far escaped an economic recession as a result of the crisis in the housing sector and the associated problems in the financial sector.

There is a similar picture for market growth in the semiconductor industry. On the basis of current semiconductor market developments, Gartner Inc. increased its 2008 growth prognosis by 2 percentage points to an annual growth rate of 5 percent in its May 2008 forecast, up from 3 percent in the previous forecast. According to available World Semiconductor Trade Statistics, the global semiconductor market (in U.S. dollar) increased by 5 percent in the first five months of the 2008 calendar year, compared to the first five months of the 2007 calendar year.

All in all, in the third quarter of the 2008 fiscal year growth prognoses for the semiconductor industry remain positive for the 2008 calendar year as well as for the 2009 calendar year despite increased risks.

Outlook for Infineon’s Continuing Operations

For the fourth quarter of the 2008 fiscal year, we expect net sales to increase by a mid single-digit percentage compared to the third quarter. However, we note that market risks in general are likely to rise and that the persistent weakness of the U.S. dollar against the Euro is adding to normal price declines in the markets we are in. We anticipate Infineon EBIT, excluding net gains or charges, to remain stable or decline slightly. Infineon EBIT in the fourth quarter will include temporarily increased costs, as shipments of DRAM wafers out of our 200-millimeter wafer facility in Dresden, Germany, to Qimonda came to an end in the third quarter. In connection with our IFX 10+ cost-reduction program, we expect to record significant net charges in the fourth quarter.

In the fourth quarter of the 2008 fiscal year, we expect net sales of our Automotive, Industrial & Multimarket segment to increase by a mid single-digit percentage compared to the third quarter. The increase will be driven mostly by normal seasonality in the industrial & multimarket business. Segment EBIT margin is expected to be in the range of 9 to 10 percent, excluding net gains or charges. Sales in the segment’s Automotive business are expected to remain broadly unchanged compared to the third quarter despite continued weakness in the U.S. automotive market. Sales in the Industrial & Multimarket business are anticipated to increase. Results in the Security & ASICs business are anticipated to increase slightly compared to the prior quarter, driven by the chip card IC business. The ASIC business is expected to remain flat sequentially.

In the fourth quarter of the 2008 fiscal year, sales in the Communication Solutions segment are expected to increase to a range of €330 million to €350 million. This increase reflects mainly the continued ramp-up of our HSDPA mobile platform solutions. The broadband business is anticipated to remain broadly unchanged compared to the third quarter. Segment EBIT loss, excluding net gain or charges, is expected to improve, driven by the sales increase.

In the fourth quarter, we expect sales in Other Operating Segments to decline compared to the third quarter as shipments of DRAM wafers out of our 200-millimeter wafer facility in Dresden to Qimonda came to an end in the third quarter. Segment EBIT excluding net gains or charges for Other Operating Segments and Corporate and Eliminations combined is anticipated to be approximately negative €20 million. Included in the combined Segment EBIT will be temporarily increased costs in connection with the 200-millimeter wafer facility in Dresden. In connection with the company’s IFX 10+ cost-reduction program, net charges are expected to be significant in the fourth quarter.

Risks and Opportunities

We are exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. Such risks include, but are not limited to, trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, the success of our disposal plans and/or future decreases in fair value with respect to our interest in Qimonda, as well as the other factors mentioned herein and those described in our Annual Report for the 2007 fiscal year. To minimize the negative impact of these risks, we continuously optimize our company-wide risk and opportunity management system. For more detailed information on risks and opportunities and their potential effect on our business, financial condition or results of operations, please refer to our Annual Report for the 2007 fiscal year.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2007 and 2008
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net sales	1,011	1,029	1,620
Cost of goods sold	676	666	1,048

Gross profit	335	363	572

Research and development expenses	196	181	285
Selling, general and administrative expenses	124	145	228
Restructuring charges	20	2	3
Other operating income, net	(18)	(43)	(67)

Operating income	13	78	123

Interest expense, net	(12)	(12)	(19)
Equity in earnings of associated companies	—	1	2
Other non-operating income (expense), net	2	(1)	(2)
Minority interests	(2)	(7)	(11)

Income before income taxes and discontinued operations	1	59	93

Income tax expense	(11)	(14)	(22)

Income (loss) from continuing operations	(10)	45	71

Loss from discontinued operations, net of tax	(187)	(637)	(1,003)

Net loss	(197)	(592)	(932)

Basic and diluted (loss) earnings per share from continuing operations	(0.01)	0.06	0.09

Basic and diluted loss per share from discontinued operations	(0.25)	(0.85)	(1.34)

Basic and diluted loss per share	(0.26)	(0.79)	(1.25)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2007 and 2008
(in millions, except for share data)

	June 30,	June 30,	June 30,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net sales	2,947	3,168	4,989
Cost of goods sold	1,981	2,048	3,225

Gross profit	966	1,120	1,764

Research and development expenses	577	568	894
Selling, general and administrative expenses	365	418	658
Restructuring charges	42	11	17
Other operating income, net	(22)	(75)	(117)

Operating income	4	198	312

Interest expense, net	(33)	(28)	(44)
Equity in earnings of associated companies	—	3	5
Other non-operating income (expense), net	14	(5)	(8)
Minority interests	(6)	(24)	(38)

Income (loss) before income taxes, discontinued operations, and extraordinary loss	(21)	144	227

Income tax expense	(44)	(35)	(55)

Income (loss) from continuing operations	(65)	109	172

Income (loss) from discontinued operations, net of tax	12	(2,468)	(3,887)

Loss before extraordinay loss	(53)	(2,359)	(3,715)

Extraordinary loss, net of tax	(35)	—	—

Net loss	(88)	(2,359)	(3,715)

Basic and diluted (loss) earnings per share from continuing operations	(0.09)	0.15	0.24

Basic and diluted earnings (loss) per share from discontinued operations	0.01	(3.30)	(5.20)

Basic and diluted loss per share for extraordinary loss, net of tax	(0.04)	—	—

Basic and diluted loss per share	(0.12)	(3.15)	(4.96)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2007 and June 30, 2008

	September 30,	June 30,	June 30,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	1,073	408	643
Marketable securities	210	452	712
Trade accounts receivable, net	620	546	860
Inventories	598	670	1,055
Deferred income taxes	34	25	39
Other current assets	303	323	509
Assets held for disposal	5,653	2,958	4,658

Total current assets	8,491	5,382	8,476

Property, plant and equipment, net	1,462	1,305	2,055
Intangible assets, net	89	367	578
Long-term investments	24	30	47
Restricted cash	77	77	121
Deferred income taxes	446	419	660
Pension assets	60	55	87
Other assets	160	108	170

Total assets	10,809	7,743	12,194

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	260	193	304
Trade accounts payable	596	465	732
Accrued liabilities	379	329	518
Deferred income taxes	10	9	14
Short-term pension liabilities	5	5	8
Other current liabilities	325	308	485
Liabilities held for disposal	1,898	2,049	3,227

Total current liabilities	3,473	3,358	5,288

Long-term debt	1,149	1,074	1,691
Pension liabilities	88	81	128
Deferred income taxes	23	10	16
Long-term accrued liabilities	22	21	33
Other liabilities	107	91	143

Total liabilities	4,862	4,635	7,299

Minority interests	1,033	649	1,022

Shareholders’ equity:
Ordinary share capital	1,499	1,499	2,361
Additional paid-in capital	5,864	5,870	9,244
Accumulated deficit	(2,148)	(4,511)	(7,104)
Accumulated other comprehensive loss	(301)	(399)	(628)

Total shareholders’ equity	4,914	2,459	3,873

Total liabilities and shareholders’ equity	10,809	7,743	12,194

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
For the nine months ended June 30, 2007 and 2008
(in millions of euro, except for share data)

					Foreign	Additional minimum	Unrealized	Unrealized
	Issued		Additional		currency	pension liability/	gains (loss)	gains (losses) on
	Ordinary shares		paid-in	Accumulated	translation	Defined benefit	on	cash flow
	Shares	Amount	capital	deficit	adjustment	plans	securities	hedges	Total
Balance as of October 1, 2006	747,609,294	1,495	5,828	(1,780)	(127)	(87)	5	(19)	5,315

Net loss	—	—	—	(88)	—	—	—	—	(88)
Other comprehensive (loss) income	—	—	—	—	(73)	—	(11)	2	(82)

Total comprehensive loss									(170)

Issuance of ordinary shares:
Exercise of stock options	1,772,421	4	12	—	—	—	—	—	16
Stock-based compensation	—	—	13	—	—	—	—	—	13
Deferred compensation, net	—	—	4	—	—	—	—	—	4

Balance as of June 30, 2007	749,381,715	1,499	5,857	(1,868)	(200)	(87)	(6)	(17)	5,178

Balance as of October 1, 2007	749,728,635	1,499	5,864	(2,148)	(232)	(45)	(7)	(17)	4,914

Net loss	—	—	—	(2,359)	—	—	—	—	(2,359)
Other comprehensive (loss) income	—	—	—	—	(85)	—	(20)	7	(98)

Total comprehensive loss									(2,457)

Issuance of ordinary shares:
Exercise of stock options	13,450	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	6	—	—	—	—	—	6
Adjustment to initially apply FIN 48	—	—	—	(4)	—	—	—	—	(4)

Balance as of June 30, 2008	749,742,085	1,499	5,870	(4,511)	(317)	(45)	(27)	(10)	2,459

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2007 and 2008

	June 30,	June 30,	June 30,
	2007	2008	2008
	(€ millions)	(€ millions)	($ millions)
Net loss	(88)	(2,359)	(3,715)
Less: Net (income) loss from discontinued operations	(12)	2,468	3,887
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	464	410	646
Acquired in-process research and development	—	14	22
Recovery of doubtful accounts	(12)	—	—
Loss (gain) on sales of marketable securities	(7)	1	2
Gains on sales of businesses and interests in subsidiaries	(19)	(68)	(107)
Gains on disposals of property, plant and equipment	(5)	(4)	(6)
Equity in earnings of associated companies	—	(3)	(5)
Minority interests	6	24	38
Impairment charges	35	—	—
Stock-based compensation	9	4	6
Deferred income taxes	18	11	17
Changes in operating assets and liabilities:
Trade accounts receivable	(5)	70	110
Inventories	(48)	(98)	(154)
Other current assets	(15)	(21)	(33)
Trade accounts payable	(169)	(108)	(170)
Accrued liabilities	(62)	(29)	(46)
Other current liabilities	(101)	(36)	(57)
Other assets and liabilities	(55)	(6)	(9)

Net cash provided by (used in) operating activities from continuing operations	(66)	270	426

Net cash provided by (used in) operating activities from discontinued operations	769	(422)	(665)

Net cash provided by (used in) operating activities	703	(152)	(239)

Cash flows from investing activities:
Purchases of marketable securities available for sale	(74)	(577)	(909)
Proceeds from sales of marketable securities available for sale	339	331	521
Proceeds from sales of businesses and interests in subsidiaries	30	101	159
Business acquisitions, net of cash acquired	—	(353)	(556)
Investment in associated and related companies	(1)	—	—
Purchases of intangible assets	(5)	(5)	(8)
Purchases of property, plant and equipment	(331)	(227)	(357)
Proceeds from sales of property, plant and equipment	15	8	13

Net cash used in investing activities from continuing operations	(27)	(722)	(1,137)

Net cash used in investing activities from discontinued operations	(724)	(41)	(65)

Net cash used in investing activities	(751)	(763)	(1,202)

Cash flows from financing activities:
Net change in short-term debt	—	(68)	(107)
Net change in related party financial receivables and payables	345	(8)	(13)
Proceeds from issuance of long-term debt	29	109	172
Principal repayments of long-term debt	(703)	(164)	(258)
Change in restricted cash	1	—	—
Proceeds from issuance of ordinary shares	20	—	—
Dividend payments to minority interests	—	(80)	(126)
Capital contributions	(12)	—	—

Net cash used in financing activities from continuing operations	(320)	(211)	(332)

Net cash provided by (used in) financing activities from discontinued operations	(343)	241	379

Net cash provided by (used in) financing activities	(663)	30	47

Net decrease in cash and cash equivalents	(711)	(885)	(1,394)
Effect of foreign exchange rate changes on cash and cash equivalents	(22)	(17)	(27)
Cash and cash equivalents at beginning of period	2,040	1,819	2,865
Cash and cash equivalents at end of period	1,307	917	1,444
Less: Cash and cash equivalents at end of period from discontinued operations	629	509	801

Cash and cash equivalents at end of period from continuing operations	678	408	643

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three and nine months ended June 30, 2007 and 2008, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2007 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2007 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of June 30, 2008, and the condensed consolidated statements of operations for the three and nine months then ended, and the condensed consolidated statement of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.5748, the Federal Reserve noon buying rate on June 30, 2008.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Gains and losses from sales of investments in marketable debt and equity securities, previously reported as part of the operating segment’s EBIT, have been reclassified to the Corporate and Eliminations segment. In addition, during the second quarter of the 2008 fiscal year the Company committed to a plan to dispose of Qimonda. As a result, the historical results of Qimonda are reported as discontinued operations for all periods presented, and its assets and liabilities have been classified as held for disposal for all periods presented.

2.	Recent Accounting Pronouncements

Effective October 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), and related guidance. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50 percent likely of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company recorded a charge to retained earnings of €4 million as of October 1, 2007 (see note 6).

3.	Acquisitions

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €321 million ($450 million) plus a contingent performance-based payment of up to $50 million, in order to further strengthen its activities in the field of

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

communications. The contingent performance-based payment is based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. The mobility products business designs semiconductors and software for cellular telephone handsets. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

On April 28, 2008, the Company acquired Primarion, Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. Primarion designs, manufactures and markets digital power ICs for computing, graphics and communication applications. The contingent performance-based payment is based on the relevant revenues in the measurement period beginning July 1, 2008 and ending December 31, 2008. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

The following table summarizes the acquisitions described above:

Acquisition Date	October 2007	April 2008
Segment	Communication	Automotive,
	Solutions	Industrial &
		Multimarket
	(€ in millions)

Other current assets	19	1
Property, plant and equipment	8	1
Intangible assets:
Technology	42	13
Customer relationships	73	—
In-process research & development	14	—
Other	6	—
Goodwill	160	18

Total assets acquired	322	33
Current liabilities	(1)	(1)

Total liabilities assumed	(1)	(1)

Net assets acquired	321	32

Cash paid (Purchase Consideration)	321	32

The above mentioned acquisitions have been accounted for by the purchase method of accounting and, accordingly, the condensed consolidated statements of operations include the results of the acquired businesses from the acquisition date. The Company engaged an independent third party to assist in the valuation of net assets acquired. Based on discounted estimated future cash flows over the respective estimated useful life, an amount of €14 million was allocated to purchased in-process research and development and expensed as research and development during the three months ended December 31, 2007, because such costs are not capitalized under U.S. GAAP. The acquired intangible assets consist of technology assets of €55 million with a weighted average estimated useful life of six years, customer relationship assets of €73 million with a weighted average estimated useful life of six years, and other intangible assets of €6 million with a weighted average estimated useful life of less than one year. The goodwill amounts are expected to be deductible for tax purposes.

During the quarter ended March 31, 2007, the Company entered into agreements with Molstanda Vermietungsgesellschaft mbH (“Molstanda”) and a financial institution. Molstanda is the owner of a parcel of land located in the vicinity of the Company’s headquarters south of Munich. Pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46R”), the Company determined that Molstanda is a variable interest entity since it does not have sufficient equity to demonstrate that it could finance its activities without additional financial support, and as a result of the agreements the Company became its primary beneficiary. Accordingly, the Company consolidated the assets and liabilities of Molstanda beginning in the second

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

quarter of the 2007 fiscal year. Since Molstanda is not considered a business pursuant to FIN 46R, the €35 million excess in fair value of liabilities assumed and consolidated of €76 million, over the fair value of the newly consolidated identifiable assets of €41 million, was recorded as an extraordinary loss during the second quarter of the 2007 fiscal year. Due to the Company’s cumulative loss situation no tax benefit was provided on this loss. The Company subsequently acquired the majority of the outstanding capital of Molstanda during the fourth quarter of the 2007 fiscal year. In August 2007, the Company entered into an agreement to sell part of the acquired parcel of land to a third-party developer-lessor in connection with the construction and lease of Qimonda’s new headquarters office in the south of Munich.

Pro forma financial information relating to these acquisitions is not material to the results of operations and financial position of the Company and has been omitted.

4.	Divestitures and Discontinued Operations

Polymer Optical Fiber

On June 29, 2007, the Company sold its Polymer Optical Fiber (“POF”) business, based in Regensburg, Germany, to Avago Technologies Ltd. The POF business operates in the market for automotive multimedia infotainment networks and transceivers for safety systems. As a result of the sale, the Company realized a gain before tax of €17 million which was recorded in other operating income, net during the three months ended June 30, 2007.

ALTIS

On August 8, 2007, the Company and International Business Machines Corporation (“IBM”) signed an agreement in principle to divest their respective shares in ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) via a sale to Advanced Electronic Systems AG (“AES”). Under the terms of the agreement in principle, AES will purchase the equity, which includes the real estate and technology assets of ALTIS, from the Company and IBM, and AES agreed to maintain the level of industrial activity in ALTIS. Pursuant to the agreement, the Company will enter into a two-year supply contract with ALTIS and IBM and Infineon will license certain manufacturing process technologies to AES for use in ALTIS. As a result of the agreement, the Company classified related assets and liabilities as assets and liabilities held for disposal in the condensed consolidated balance sheets for all periods presented. The Company performed an impairment assessment and concluded that no write-down was necessary. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of August 1, 2007.

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) into a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €27 million which was recorded in other operating income, net during the nine months ended June 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over the newly formed entity. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Hard Disk Drive Business

On April 25, 2008, the Company sold its hard disk drive (“HDD”) business to LSI for cash consideration of €60 million ($95 million). The HDD business designs, manufactures and markets semiconductors for HDD devices. The Company transferred its complete HDD activities, including customer relationships, as well as know-how to LSI, and granted LSI a license for intellectual property. The transaction did not encompass the sale of significant assets or transfer of employees. As a result of this transaction, the Company realized a gain before tax of €41 million which was recorded in other operating income, net during the three months ended June 30, 2008.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Qimonda

During the quarter ended March 31, 2008, the Company committed to a plan to dispose of Qimonda. The Company is actively pursuing its disposal plan and expects to finalize the disposal by the end of the second quarter of the 2009 fiscal year. As a result, the historical results of Qimonda are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented, and the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheets for all periods presented. In addition, the Company recorded after-tax write-downs aggregating €1,415 million, in order to remeasure Qimonda to its estimated current fair value less costs to sell. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the recognition of depreciation expense ceased as of March 31, 2008.

At September 30, 2007 and June 30, 2008, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	June 30,
	2007	2008
	(€ in millions)

Cash and cash equivalents	746	509
Marketable securities	265	120
Trade accounts receivable, net	397	210
Inventories	659	385
Property, plant and equipment, net	2,350	2,206
Long-term investments	628	525
Other assets	608	418

Subtotal	5,653	4,373

Write-down	—	(1,415)

Total assets classified as held for disposal	5,653	2,958

Short-term debt and current maturities	128	233
Trade accounts payable	780	546
Accrued liabilities	147	141
Long-term debt	227	439
Other liabilities	616	690

Total liabilities associated with assets held for disposal	1,898	2,049

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Net sales	740	384	2,897	1,309
Costs and expenses	(1,031)	(568)	(2,885)	(2,302)
Loss on measurement to fair value less costs to sell	—	(411)	—	(1,415)

Income (loss) from discontinued operations, before tax	(291)	(595)	12	(2,408)

Income tax (expense) benefit	104	(42)	—	(60)

Income (loss) from discontinued operations, net of tax	(187)	(637)	12	(2,468)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

5.	Restructuring

During the 2007 fiscal year, restructuring measures were taken by the Company, mainly as a result of the insolvency of one of its largest mobile phone customers, BenQ Mobile GmbH & Co. OHG, and in order to further streamline certain research and development locations. Approximately 280 jobs were affected worldwide, of which approximately 120 were in the German locations Munich, Salzgitter and Nuremberg.

During the nine months ended June 30, 2007 and 2008, charges of €42 million and €11 million, respectively, were recognized as restructuring charges.

The development of the restructuring liability during the nine months ended June 30, 2008 is as follows:

	September 30,			June 30,
	2007	Restructuring		2008
	Liabilities	Charges	Payments	Liabilities
	(€ in millions)

Employee terminations	38	5	(31)	12
Other exit costs	6	6	(5)	7

Total	44	11	(36)	19

6.	Income Taxes

Income (loss) from continuing operations before income taxes and minority interest, and income tax expense are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions, except percentages)

Income (loss) from continuing operations before income taxes and minority interest	3	66	(15)	168
Income tax expense	11	14	44	35
Effective tax rate	304%	21%	—	21%

In the three and nine months ended June 30, 2007 and 2008, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

Effective October 1, 2007, the Company adopted FIN 48 (see note 2). The total amount of gross unrecognized tax benefits from uncertain tax positions, which, if recognized, would favorably affect the Company’s effective tax rate, is €68 million as of October 1, 2007. Additionally, uncertain tax positions which, if recognized, would increase available net operating losses for the respective years for which a valuation allowance is established, aggregate €70 million on a tax effected basis as of October 1, 2007.

The Company has accrued interest and penalties related to income tax liabilities of €4 million as of October 1, 2007. Interest and penalties related to income tax liabilities are included in interest expense, net and other non-operating income, net, respectively.

Our German and foreign tax returns are periodically examined by tax authorities, and several entities of the consolidated group are currently subject to such an examination. Although the timing of the resolution of tax authority examinations is uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could change within the next 12 months as a result of such ongoing and future examinations.

7.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Numerator (€ in millions):
Income (loss) from continuing operations	(10)	45	(65)	109
Income (loss) from discontinued operations, net of tax	(187)	(637)	12	(2,468)

Loss before extraordinary loss	(197)	(592)	(53)	(2,359)
Extraordinary loss, net of tax	—	—	(35)	—

Net loss	(197)	(592)	(88)	(2,359)

Denominator (shares in millions):
Weighted-average shares outstanding — basic	749.1	749.7	748.3	749.7
Effect of dilutive instruments	—	—	—	—

Weighted-average shares outstanding — diluted	749.1	749.7	748.3	749.7

Income (loss) per share (in €) (1):
Income (loss) from continuing operations	(0.01)	0.06	(0.09)	0.15

Income (loss) from discontinued operations, net of tax	(0.25)	(0.85)	0.01	(3.30)

Loss before extraordinary loss	(0.26)	(0.79)	(0.08)	(3.15)

Extraordinary loss, net of tax	—	—	(0.04)	—

Net loss	(0.26)	(0.79)	(0.12)	(3.15)

(1)	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 38.5 million and 32.1 million shares underlying employee stock options for the three months ended June 30, 2007 and 2008, respectively, and 41.4 million and 34.2 million shares underlying employee stock options for the nine months ended June 30, 2007 and 2008, respectively. Additionally, 68.4 million and 64.5 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the three months ended June 30, 2007 and 2008, respectively, and 76.9 million and 67.1 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the nine months ended June 30, 2007 and 2008, respectively, were not included in the computation of diluted earnings (loss) per share as their impact was not dilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

8.	Trade Accounts Receivable, net

Trade accounts receivable, net consist of the following:

	September 30,	June 30,
	2007	2008
	(€ in millions)

Third party — trade	583	540
Associated and Related Companies — trade (note 13)	68	31

Trade accounts receivable, gross	651	571

Allowance for doubtful accounts	(31)	(25)

Trade accounts receivable, net	620	546

9.	Inventories

Inventories consist of the following:

	September 30,	June 30,
	2007	2008
	(€ in millions)

Raw materials and supplies	59	55
Work-in-process	354	396
Finished goods	185	219

Total inventories	598	670

10.	Debt

Debt consists of the following:

	September 30,	June 30,
	2007	2008
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 5.5%	127	51
Current portion of long-term debt	133	142

Total short-term debt and current maturities	260	193

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	215	215
Convertible subordinated notes, 5.0%, due 2010	695	597
Loans payable to banks:
Unsecured term loans, weighted average rate 4.52%, due 2009 — 2013	214	240
Secured term loans, weighted average rate 2.45%, due 2013	4	2
Notes payable to governmental entity, due 2010	21	20

Total long-term debt	1,149	1,074

During the three months ended June, 30, 2008, the Company repurchased a notional amount of €100 million of its convertible subordinated notes due 2010. The transaction resulted in a net gain of €2 million before tax, which was recognized in interest expense, net during the three months ended June 30, 2008. The repurchase was made out of available cash.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda American Depositary Shares ancillary to the placement of the convertible notes, which remained outstanding as of June 30, 2008.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes, as follows:

	Nature of Financial		As of June 30, 2008
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	348	51	297
Short-term	no firm commitment	working capital, cash management	169	—	169
Long-term (1)	firm commitment	general corporate purposes	414	114	300
Long-term (1)	firm commitment	project finance	290	290	—

Total			1,221	455	766

(1)	Including current maturities.

11.	Stock-based Compensation

Infineon Stock Option Plans

A summary of the status of the Infineon stock option plans as of June 30, 2008, and changes during the nine months then ended is presented below (options in millions, exercise prices in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2007	39.4	16.17	2.99	66
Granted	—	—
Exercised	—	—
Forfeited and expired	(5.4)	40.87

Outstanding at June 30, 2008	34.0	12.32	2.53	—

Vested and expected to vest, net of estimated forfeitures at June 30, 2008	34.0	12.30	2.52	—
Exercisable at June 30, 2008	27.1	12.90	2.08	—

Options with an aggregate fair value of €32 million and €26 million vested during the nine months ended June 30, 2007 and 2008, respectively. Options with a total intrinsic value of €8 million and €0 were exercised during the nine months ended June 30, 2007 and 2008, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Changes in the Company’s unvested options during the nine months ended June 30, 2008, are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2007	13.6	3.50	4.77	35
Granted	—	—
Vested	(6.4)	4.04
Forfeited	(0.3)	3.28

Unvested at June 30, 2008	6.9	2.96	4.29	—

Unvested options expected to vest	6.9	2.99	4.28	—

As of June 30, 2008, there was a total of €6 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 1.04 years.

Stock-Based Compensation Expense

Stock-based compensation expense was allocated as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	1	—	2	—
Selling, general and administrative expenses	1	1	4	3
Research and development expenses	1	—	3	1

Total stock-based compensation expense	3	1	9	4

Stock-based compensation effect on basic and diluted loss per share in € (1)	—	—	(0.01)	(0.01)

(1)	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.

Cash received from stock option exercises was €16 million and €0 during the nine months ended June 30, 2007 and 2008, respectively. The amount of stock-based compensation expense which was capitalized and remained in inventories for the nine months ended June 30, 2007 and 2008 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

12.	Other Comprehensive Loss

The changes in the components of other comprehensive loss are as follows:

	Nine months ended
	June 30,
	2007	2008
	(€ in millions)

Unrealized losses on securities:
Unrealized holding losses	(6)	(15)
Reclassification adjustment for gains included in net income or loss	(5)	(5)

Unrealized losses, net	(11)	(20)
Unrealized gains on cash flow hedges	2	7
Foreign currency translation adjustment	(73)	(85)

Other comprehensive loss	(82)	(98)

13.	Related Parties

The Company has transactions in the normal course of business with Associated and Related Companies (“Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables consist of the following:

	September 30,	June 30,
	2007	2008
	(€ in millions)

Current:
Associated and Related Companies — trade (note 8)	68	31
Associated and Related Companies — financial and other receivables	79	65
Employee receivables	5	11

	152	107

Non-current:
Employee receivables	1	1

Total Related Party receivables	153	108

Related Party payables consist of the following:

	September 30,	June 30,
	2007	2008
	(€ in millions)

Associated and Related Companies — trade	69	46
Associated and Related Companies — financial and other payables	12	4

Total Related Party payables	81	50

At September 30, 2007 and June 30, 2008, Associated and Related Companies — financial and other receivables included a revolving term loan of €52 million and €40 million, respectively, due from ALTIS.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Transactions with Related Parties include the following:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Sales to Related Parties	14	1	41	1
Purchases from Related Parties	130	161	437	430

14.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	June 30, 2007		June 30, 2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(5)	(1)	(4)	(1)
Interest cost	(5)	(1)	(4)	(1)
Expected return on plan assets	4	1	5	1
Amortization of unrecognized actuarial losses	(2)	—	—	—

Net periodic pension cost	(8)	(1)	(3)	(1)

	Nine months ended		Nine months ended
	June 30, 2007		June 30, 2008
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(15)	(3)	(12)	(3)
Interest cost	(14)	(3)	(14)	(3)
Expected return on plan assets	12	3	16	3
Amortization of unrecognized actuarial losses	(6)	—	—	—

Net periodic pension cost	(23)	(3)	(10)	(3)

15.	Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2007		June 30, 2008
	Notional		Notional
	amount	Fair value	amount	Fair value
	(€ in millions)

Forward contracts sold:
U.S. dollar	260	14	429	16
Japanese yen	15	—	9	—
Malaysian ringgit	3	—	2	—
Norwegian krone	2	—	—	—
Forward contracts purchased:
U.S. dollar	283	(19)	319	(11)
Japanese yen	4	—	5	—
Singapore dollar	19	—	15	—
Great Britain pound	6	—	4	—
Malaysian ringgit	66	(1)	45	(2)
Norwegian krone	7	—	3	—
Other currencies	1	—	6	—
Interest rate swaps	700	(10)	500	(6)
Currency options sold:
U.S. dollar	—	—	100	(1)
Currency options purchased:
U.S. dollar	—	—	95	2
Other	123	9	96	5

Fair value, net		(7)		3

At September 30, 2007 and June 30, 2008, all derivative financial instruments are recorded at fair value. Other non-operating income (expense), net included losses of €3 million and €8 million for the three and nine months ended June 30, 2007, respectively, related to losses from foreign currency derivatives and foreign currency transactions. Gains and losses included in other non-operating income (expense), net from foreign currency derivatives and foreign currency transactions for the three and nine months ended June 30, 2008, were negligible.

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the three months ended June 30, 2008, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the three months ended June 30, 2008. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €6 million of the net gains recognized directly in other comprehensive income as of June 30, 2008 will be reclassified into earnings during the 2008 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of June 30, 2008 have maturities of six months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the nine months ended June 30, 2007 and 2008, no gains or losses were reclassified from accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

16.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corporation (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel to the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). The court entered final judgment and dismissed the claims with prejudice in November 2006.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. In October 2007, the court denied a motion of the Company, IF North America, and the other defendants to dismiss the Unisys complaint.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. The court has scheduled a trial date for June 1, 2009.

64 additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchasers case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs have appealed to the Ninth Circuit Court of Appeals. 23 of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. 19 of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008 the district court in the MDL proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. Plaintiffs have agreed to a stay of further proceedings in the state court cases until the appeal is complete.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorneys general of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 10, 2008, the state attorney general of Delaware filed a request for dismissal of his claims without prejudice. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorneys general case partly dismissed and partly granted the motion. Between June 25, 2007 and April 28, 2008, the state attorneys general of six states, Alaska, Delaware, Ohio, New Hampshire, Texas and Vermont, filed requests for dismissal of their claims without prejudice.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. In light of its plea agreement with the DOJ, the Company made an accrual during the 2004 fiscal year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of the actual fine. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend. In October 2006, the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. Plaintiffs filed a third amended complaint in July 2007. A hearing was held on November 19, 2007. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

In April 2007, Lin Packaging Technologies, Ltd. (“Lin”) filed a lawsuit against the Company, IF North America and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products infringe two Lin patents. In November 2007, the parties settled and the case was dismissed.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technolgies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On January 25, 2008 the Company and IF North America filed an answer and counterclaim. Wi-LAN’s answer to the counterclaim was filed on March 20, 2008. On April 1, 2008 the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants.

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group (see note 18). Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts.

On April 12, 2008, Third Dimension Semiconductor Inc. filed suit in the U.S. District Court for the Eastern District of Texas against the Company and IF North America. The complaint alleges infringement of 3 U.S. patents by certain products, including power semiconductor devices sold under the name

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

“CoolMOS”. On May 20, 2008, Third Dimension Semiconductor Inc. filed an amended complaint adding one more US patent to the lawsuit.

On April 18, 2008 LSI Corporation (“LSI”) filed a complaint with the US International Trade Commission to investigate an alleged infringement by 18 parties of one LSI patent (the “ITC Case”). On June 6, 2008 LSI filed a motion to amend such complaint to add Qimonda and 4 other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC case, including Qimonda. Qimonda has not yet been served and formally added to these proceedings, but expects the case in the Eastern District of Texas to be stayed while the ITC case is pending.

Accruals and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As of June 30, 2008, the Company had accrued liabilities in the amount of €34 million related to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses for the DOJ related and securities class action complaints. In addition, as of June 30, 2008, Qimonda has accrued €36 million in connection with these matters. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

On a group-wide basis the Company has guarantees outstanding to external parties of €216 million as of June 30, 2008 (of which €99 million are guarantees of Infineon, and €117 million are guarantees of Qimonda). In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the condensed consolidated financial statements by virtue of consolidation. As of June 30, 2008, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,513 million (of which €1,047 million are guarantees of Infineon, and €466 million are guarantees of Qimonda), of which €972 million relates to convertible and

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

exchangeable notes issued (of which €815 million relate to convertible and exchangeable notes issued by Infineon, and €157 million relates to convertible notes issued by Qimonda).

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2008, a maximum of €320 million of these subsidies could be refundable (of which €268 million relate to Qimonda).

17.	Operating Segment and Geographic Information

The Company reports its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

The Company’s current organizational structure became effective on May 1, 2006, following the legal separation of its memory products business into the stand-alone legal entity, Qimonda AG. Furthermore, effective March 31, 2008, the historical results of the Qimonda business are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented, and the assets and liabilities of the Qimonda business are classified as held for disposal in the condensed consolidated balance sheets for all periods presented. As a result, the Company operates primarily in two operating segments: Automotive, Industrial & Multimarket, and Communication Solutions. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.

Following the completion of the Qimonda carve-out, certain corporate overhead expenses are no longer apportioned to Qimonda and are instead allocated to Infineon’s logic segments. In addition, Other Operating Segments included net sales and earnings that Infineon’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement. The Corporate and Eliminations segment reflects the elimination of these net sales and earnings. Furthermore, effective October 1, 2007, raw materials and work-in-process of the common production front-end facilities, and raw materials of the common back-end facilities, are no longer under the control or responsibility of any of the operating segment managers, but rather of the operations management. The operations management is responsible for the execution of the production schedule, volume and units. Accordingly, this inventory is no longer attributed to the operating segments, but is included in the Corporate and Eliminations segment. Only work-in-process of the back-end facilities and finished goods are attributed to the operating segments. Also effective October 1, 2007, the Company records gains and losses from sales of investments in marketable debt and equity securities in the Corporate and Eliminations segment. The segments’ results of operations of prior periods have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following tables present selected segment data:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Net sales:
Automotive, Industrial & Multimarket	752	712	2,203	2,196
Communication Solutions	259	313	733	971
Other Operating Segments (1)	54	15	174	92
Corporate and Eliminations (2)	(54)	(11)	(163)	(91)

Total	1,011	1,029	2,947	3,168

(1)	Includes sales of €47 million and €8 million for the three months ended June 30, 2007 and 2008, respectively, and of €146 million and €78 million for the nine months ended June 30, 2007 and 2008, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(2)	Includes the elimination of sales of €57 million and €9 million for the three months ended June 30, 2007 and 2008, respectively, and of €166 million and €87 million for the nine months ended June 30, 2007 and 2008, respectively, primarily in connection with sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement, since these sales are not expected to be part of the Qimonda disposal plan.

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Infineon EBIT:
Automotive, Industrial & Multimarket	77	106	189	268
Communication Solutions	(37)	(30)	(151)	(70)
Other Operating Segments	(2)	1	(10)	(3)
Corporate and Eliminations	(25)	(6)	(51)	(23)

Total	13	71	(23)	172

Certain items are included in Corporate and Eliminations and are not allocated to the operating segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in Corporate and Eliminations and not allocated to the operating segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Eliminations. For the three months ended June 30, 2007 and 2008, Corporate and Eliminations includes unallocated excess capacity costs of €2 million and €9 million, respectively, restructuring charges of €20 million and €2 million, respectively, and stock-based compensation expense of €3 million and €1 million, respectively. For the nine months ended June 30, 2007 and 2008, Corporate and Eliminations includes unallocated excess capacity costs of €5 million and €9 million, respectively, restructuring charges of €42 million and €11 million, respectively, and stock-based compensation expense of €9 million and €4 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following is a summary of net sales by geographic area:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Net sales:
Germany	220	217	672	677
Other Europe	220	205	663	614
North America	143	122	404	404
Asia/Pacific	357	422	1,013	1,270
Japan	57	43	157	147
Other	14	20	38	56

Total	1,011	1,029	2,947	3,168

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three and nine months ended June 30, 2007 and 2008, respectively.

The Company defines Infineon EBIT as earnings (loss) before income (loss) from discontinued operations, interest and taxes. The Company’s management uses Infineon EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports Infineon EBIT because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

Infineon EBIT is determined as follows from the condensed consolidated statements of operations:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008
	(€ in millions)

Net loss	(197)	(592)	(88)	(2,359)
Adjust:
Loss (income) from discontinued operations, net of tax	187	637	(12)	2,468
Income tax expense	11	14	44	35
Interest expense, net	12	12	33	28

Infineon EBIT	13	71	(23)	172

18.	Subsequent Events

By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents (see note 16).

On July 25, 2008, the Company announced restructuring measures aimed at adapting the Company’s size to current market conditions. In the course of the implementation of these measures, the Company expects that approximately 3,000 jobs will be affected worldwide. However, due to the early stages of implementation of these measures, the exact amount of restructuring charges to be incurred cannot be estimated at this time.

Supplementary Information (Unaudited)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions include only amounts from continuing operations, and are determined as follows from the condensed consolidated balance sheets:

	September 30,	June 30,
	2007	2008
	(€ in millions)

Cash and cash equivalents	1,073	408
Marketable securities	210	452

Gross Cash Position	1,283	860

Less: Short-term debt	260	193
Long-term debt	1,149	1,074

Net Cash Position	(126)	(407)

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow include only amounts from continuing operations, and is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2007	2008	2007	2008

Net cash provided by (used in) operating activities from continuing operations	50	146	(66)	270
Net cash provided by (used in) investing activities from continuing operations	(49)	146	(27)	(722)
Thereof: Purchases (sales) of marketable securities, net	(30)	(171)	(265)	246

Free cash flow	(29)	121	(358)	(206)

Backlog

Most standard products are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three and nine months ended June 30, 2007 and 2008, respectively.

Employees

As of June 30, 2008, the Company had the following number of employees worldwide:

June 30,
2008

Infineon	29,356
Qimonda	12,806

Total	42,162

Of the Infineon workforce as of June 30, 2008, 6,311 employees were engaged in research and development.

Change of Management

In its meeting on December 21, 2007, the Supervisory Board of the Company appointed Dr. Marco Schröter as Chief Financial Officer and Labor Director. Effective April 1, 2008, Dr. Marco Schröter succeeded Peter J. Fischl, who retired.

On June 1, 2008, Dr. Wolfgang Ziebart resigned from his position as the Company’s Chief Executive Officer. Peter Bauer, Member of the Management Board assumed the Company’s Chief Executive Officer position.

Market for Ordinary Shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) (in the form of American Depositary Shares) and the Company is one of the DAX 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2005 (based on Xetra daily closing prices, indexed on September 30, 2005) is as follows:

Infineon’s share price performance and key data were as follows:

	Three months ended June 30,			Nine months ended June 30,
	2007	2008	+/- in%	2007	2008	+/- in%

DAX Beginning of the period	6,937.17	6,720.33	(3)%	5,999.46	7,922.42	32%
High	8,090.49	7,225.94	(11)%	8,090.49	8,076.12	(0)%
Low	6,937.17	6,418.32	(7)%	5,992.22	6,182.30	3%
End of the period	8,007.32	6,418.32	(20)%	8,007.32	6,418.32	(20)%
IFX closing prices in euros (Xetra) Beginning of the period	11.56	4.87	(58)%	9.31	11.95	28%
High	12.81	7.11	(44)%	12.81	11.95	(7)%
Low	10.88	4.57	(58)%	9.25	4.08	(56)%
End of the period	12.31	5.53	(55)%	12.31	5.53	(55)%
IFX closing prices in U.S. dollars (NYSE) Beginning of the period	15.52	7.66	(51)%	11.77	17.13	46%
High	17.28	10.96	(37)%	17.28	17.13	(1)%
Low	14.75	7.20	(51)%	11.77	6.34	(46)%
End of the period	16.53	8.53	(48)%	16.53	8.53	(48)%

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Fiscal Year 2008	September 30, 2008	December 3, 2008

Publication date: August 1, 2008

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone:  +49 89 234-26655
Fax:  +49 89 234-9552987
E-Mail:  investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

We face numerous risks incidental to our business, including both, risks that are inherent to companies in the semiconductor industry, and operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity, particularly for standard memory products. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies, and risks related to our continuing interest in Qimonda and our intended disposal of some or all of that interest. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

Included in discontinued operations were write-downs associated with our Qimonda business. The write-downs were based on management’s best estimates of the fair value of the Qimonda business less costs to sell. The amounts included in discontinued operations could be adjusted in the near term or later if experience differs from current estimates.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and any potential disposal or write-down of Qimonda.

These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, the success of any corporate activities we may undertake with respect to Qimonda, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 7, 2007. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: August 1, 2008	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schroeter
Dr. Marco Schroeter
Member of the Management Board and Chief Financial Officer